Exhibit 99.5

Progressing on our value-based strategy In developing our strategy, we considered both opportunities and risks, informed by developments in the world in which we operate. Our strategy keeps us focused, setting a clear path to deliver sustainable growth, accelerated shareholder returns and ongoing value for all our stakeholders over the near, medium and long term. We have a strong foundation business which will enable us to grow and deliver further value in our existing assets. Our vision Our purpose Our strategy Enabled by: Zero harm at all our operations globally Aspirational Culture to ensure engagement of all our employees ROIC (US$) >12% through-the-cycle >2% uplift by 2022 Targets to measure strategic delivery High-performing people Digitalisation and modernisation of our information systems Continuous Improvement to improve efficiency and extract further value Chemicals Upstream Energy Our foundation business • Leveraging competitive advantage for long-term sustainably by: – Pursuing world-class operations – Continuously improving value chain performance • Delivering on focused programmes to respond to a changing environmental and clean fuels landscape • Delivering incremental value growth enabled by digitalisation • Continue to drive safe, stable and reliable operations Business of today Business of the future • Deliver quality growth in Southern Africa by increasing margin in liquid fuels marketing • Maximising value of Southern Africa gas value chain • Selective gas-to-power opportunities • Explore, develop and produce gas in Southern Africa to its full potential, together with our partners • Progressively grow a risk balanced upstream portfolio in Mozambique (gas) and West Africa (oil) • Secure coal and gas feedstock to 2050+ • Deliver value by optimising and leveraging existing chemicals assets • Focusing on growth in high-value specialty chemicals in differentiated markets

As part of our growth strategy we are focusing on the completion of the LCCP which will enable us to become a more chemicals-biased company. During 2019 progress on the execution of our strategy was impacted by capital constraints and lack of liquidity of the balance sheet. In the short term we continue to focus on our top priorities.

Update on near, medium and long-term objectives

Short term 2020+

- Pursue zero harm and reduce high-severity injuries remains a priority
- Continue to drive safe, stable and reliable operations
- Strengthen stakeholder relationships and deliver sustainable value to society
- Drive organisational culture shift
- Deliver on LCCP and drive operational and marketing excellence
- Secure long-term gas supply to our Southern Africa operations
- Manage the balance sheet to maintain investment grade rating
- Grow retail fuels incrementally with a shift to a customer-centric organisation
- Develop a greenhouse gas (GHG) emission reduction roadmap to achieve our 2030 target
- Build and strengthen our mergers and acquisition capabilities
- Drive digitalisation

Medium term 2022+

- Reinforce our pursuit of zero harm
- Embed our Aspirational Culture
- Debottleneck the LCCP to extract maximum value
- Extract full value from existing operations
- Progressively grow specialty chemicals through mergers and acquisitions
- Progressively grow value in oil and gas portfolio in West and Southern Africa
- Increase returns to shareholders
- Pursue value-accretive retail acquisitions
- Secure long-term gas feedstock
- Active management of asset portfolio to achieve growth targets
- Focused investments to reduce our environmental impact
- Continue to execute GHG emission reduction roadmap

Long term 2030

- Extract further value from existing assets
- Accelerate exploration and production growth
- Grow in adjacent specialty chemicals markets
- Build on our socio-economic contribution
- Focused investments to reduce our environmental impact
- Continue with capacity optimisation across asset portfolio
- Build our capabilities and execute on long-term sustainable revenue streams
- Continue with GHG emission reduction roadmap taking into account potential air quality improvement benefits

Disciplined capital allocation

Inclusive stakeholder relationships

Strong governance and rebuilding trust with stakeholders

EBIT growth (US$ real)
>5% through-the-cycle

Dividend returns
stepping up payout to **45%** of Core HEPS (2,2x cover)